Exh. 99.77H

77H - Changes in control of Registrant

On September 28, 2001, New York Life Investment Management Holdings LLC ("NYLIM"), a diversified financial services holding company and a wholly-owned subsidiary of New York Life Insurance Company, acquired through a subsidiary, substantially all of the assets of McMorgan & Co. (the "Transaction"). The adviser to the McM Funds is now a direct subsidiary of NYLIM and an indirect subsidiary of New York Life Insurance Company, and is now called McMorgan & Company LLC.